Lithium Americas

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Lithium Americas Corp.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Lithium Americas Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Management’s Discussion & Analysis for the year ended December 31, 2022. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of embedded derivatives in convertible senior notes
As described in Notes 3 and 10 to the consolidated financial statements, the Company issued an aggregate of $258.8 million principal amount of 1.75% convertible senior notes in December 2021 (Convertible Notes). The Convertible Notes represent financial instruments that include a debt host and embedded derivatives related to the conversion and redemption options, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statements of comprehensive loss. The embedded derivative liability was revalued on December 31, 2022 at $35.3 million. The valuation of the embedded derivative liability required management to make significant estimates and judgments. Management determined the fair values of the embedded derivative liability as of December 31, 2022 using a Partial Differential Equation method with Monte Carlo Simulation. The significant assumptions used by management to value the embedded derivative liability included the Company’s expected traded instruments volatility and credit spread.
The principal considerations for our determination that performing procedures relating to valuation of embedded derivatives in convertible senior notes is a critical audit matter are (i) the significant judgments by management to determine the fair values of the embedded derivative liability, which included significant assumptions related to the Company’s expected traded instruments volatility and credit spread; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation; and (iii) the audit effort which involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair values of the embedded derivative liability. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative liability at inception and as of December 31, 2022 based on third party data and independently developed assumptions of the Company’s expected traded instruments volatility and credit spread, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 30, 2023
We have served as the Company’s auditor since 2015.

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US dollars)

	Note	December 31, 2022 $	December 31, 2021 $

CURRENT ASSETS

Cash and cash equivalents	4	194,471	510,607

Short-term bank deposits	4	157,631	-

Receivables, prepaids and deposits		3,990	1,968

Restricted cash	7	-	20,000

		356,092	532,575

NON-CURRENT ASSETS

Associates and other investments	5	31,343	20,591

Loans to Exar Capital	6	223,122	70,856

Investment in Cauchari-Olaroz Project	6	41,507	156,281

Long-term receivable from JEMSE		6,813	6,231

Deferred transaction costs		-	20,800

Property, plant and equipment	8	9,026	4,368

Exploration and evaluation assets	9	348,645	5,640

		660,456	284,767
TOTAL ASSETS		1,016,548	817,342

CURRENT LIABILITIES

Accounts payable and accrued liabilities		16,540	7,347

Current portion of long-term liabilities	11	3,105	909

		19,645	8,256

NON-CURRENT LIABILITIES
Convertible senior notes	10	204,472	236,156

Credit and loan facilities	11	-	27,915

Decommissioning provision		478	326

Other liabilities	12	7,951	8,374

		212,901	272,771
TOTAL LIABILITIES		232,546	281,027

SHAREHOLDERS’ EQUITY
Share capital		1,029,485	689,993

Contributed surplus		30,226	28,463

Accumulated other comprehensive loss		(3,487)	(3,487)

Deficit		(272,222)	(178,654)

TOTAL SHAREHOLDERS’ EQUITY		784,002	536,315

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,016,548	817,342
Approved for issuance on March 30, 202
3
On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Year s Ended December 31,

	Note	2022 $	2021 $

Exploration and evaluation expenditures	16	(49,197)	(35,961)

General and administrative	15	(22,883)	(10,386)

Equity compensation	13	(6,638)	(5,393)

Share of (loss)/gain of Cauchari-Olaroz Project	6	(83,276)	5,933

Share of loss of Arena Minerals	5	(1,359)	(342)

		(163,353)	(46,149)

OTHER ITEMS

Transaction costs		-	(86)

Loss on JEMSE transaction		-	(4,712)

Gain on financial instruments measured at fair value	5,10	42,006	21,372

Gain on modification of the loans to Exar Capital	6	20,354	-

Finance costs	17	(21,321)	(14,273)

Foreign exchange gain		3,433	73

Finance and other income	18	25,313	5,165

		69,785	7,539

NET LOSS BEFORE TAX		(93,568)	(38,610)

Tax expense	20	-	-

NET LOSS BEFORE DISCONTINUED OPERATIONS		(93,568)	(38,610)

INCOME FROM DISCONTINUED OPERATIONS		-	122

NET LOSS		(93,568)	(38,488)

TOTAL COMPREHENSIVE LOSS		(93,568)	(38,488)

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.70)	(0.32)

BASIC AND DILUTED LOSS PER SHARE		(0.70)	(0.32)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		133,709	118,808

3

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of US dollars, shares in thousands)

	Share capital

	Number of shares	Amount $	Contributed surplus $	Accumulated other comprehensive loss $	Deficit $	Shareholders’ equity $

Authorized share capital: Unlimited common shares without par value

Balance December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703

Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,546	5,450	(4,744)	-	-	706

Shares issued pursuant to the underwritten public offering (Note 13)	18,182	400,000	-	-	-	400,000

Shares issuance costs	-	(22,609)	-	-	-	(22,609)

Equity compensation (Note 13)	-	-	6,003	-	-	6,003

Net loss	-	-	-	-	(38,488)	(38,488)

Balance December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315

Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,005	5,680	(3,760)	-	-	1,920

Shares issued pursuant to the acquisition of Millennial (Note 7)	13,199	333,812	-	-	-	333,812

Equity compensation (Note 13)	-	-	3,530	-	-	3,530

RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374

DSUs issued in lieu of directors’ fees	-	-	619	-	-	619

Net loss	-	-	-	-	(93,568)	(93,568)

Balance December 31, 2022	135,035	1,029,485	30,226	(3,487)	(272,222)	784,002

4

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

		Years Ended December 31,

	Note	2022 $	2021 $

OPERATING ACTIVITIES

Net loss		(93,568)	(38,488)

Items not affecting cash and other items:

Equity compensation	13	3,530	5,754

Depreciation	8	1,742	925

Foreign exchange gain		(3,433)	-

Share of loss/(gain) of Cauchari-Olaroz Project	6	83,276	(5,933)

Share of loss of Arena Minerals	5	1,359	342

Loss on JEMSE transaction		-	4,712

Gain on modification of the loans to Exar Capital	6	(20,354)	-

Gain on financial instruments measured at fair value	5, 10	(42,006)	(21,372)

Other items		365	11,502

Payment of interest on the convertible notes and debt facilities	10	(6,297)	(12,517)

Changes in non-cash working capital items:

Increase in receivables, prepaids and deposits		(1,023)	(754)

Increase in accounts payable and accrued liabilities		11,187	2,648

Net cash used in operating activities		(65,222)	(53,181)

INVESTING ACTIVITIES

Loans to Exar Capital	6	(79,674)	(60,270)

Contribution to Investment in Cauchari-Olaroz project	6	(3,138)	(2,309)

Investment in Green Technology Metals	5	(10,000)	-

Investment in Arena Minerals	5	(2,745)	(14,758)

Investment in Ascend Elements	5	(5,000)	-

Investment in short-term bank deposits	4	(155,000)	-

Cash acquired as a result of Millennial acquisition	7	33,531	-

Transaction costs related to Millennial acquisition		(5,012)	-

Payment of Millennial’s acquisition date payables	7	(17,167)	(20,800)

Release of escrow deposit for Millennial acquisition	7	20,000	(20,000)

Proceeds from sale of assets held for sale		-	4,034

Additions to exploration and evaluation assets	9	(5,308)	(1,298)

Release of restricted cash		-	150

Additions to property, plant and equipment		(1,369)	(579)

Net cash used in investing activities		(230,882)	(115,830)

FINANCING ACTIVITIES

Proceeds from stock option exercises	13	1,920	706

Proceeds from public offering	13	-	400,000

Equity offering issuance costs	13	-	(22,609)

Drawdowns from the credit facilities		-	109,250

Repayment of the senior credit facility		(24,708)	(205,000)

Proceeds from the convertible notes		-	258,750

Convertible notes issuance costs		-	(8,499)

Other		(677)	(1,188)

Net cash (used)/provided by financing activities		(23,465)	531,410

Effect of foreign exchange on cash		3,433	138

CHANGE IN CASH AND CASH EQUIVALENTS		(316,136)	362,537

CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR		510,607	148,070

CASH AND CASH EQUIVALENTS - END OF THE YEAR		194,471	510,607

5

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS
Lithium Americas Corp.
(“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on advancing significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, in north-western Argentina and the Thacker Pass project (“Thacker Pass”), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. The Company also owns the Pastos Grandes lithium project (“Pastos Grandes”), a lithium brine project located in Salta province, in north-western Argentina.
The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial

government of Jujuy
.

Cauchari-Olaroz is in the development stage and nearing completion of construction. The Company holds a 100%
interest in Thacker Pass through a wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”), a company incorporated under the laws of Nevada. Thacker Pass was in the exploration and evaluation stage in 2022. On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentine lithium project, Pastos Grandes, to its pipeline of projects (Note 7).
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.
The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.
To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and were approved for issuance by the Board of Directors on March 30, 2023.
These consolidated financial statements are presented in US dollars and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements, unless otherwise stated.

6

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies
Principles of Consolidation
These consolidated financial statements include the accounts of Lithium Americas and its corporate group of companies, consisting of (i) wholly-owned US subsidiaries Lithium Nevada, KV Project LLC, and RheoMinerals Inc.; (ii) Argentine subsidiaries Proyecto Pastos Grandes S.A. and Potassium S.A.; and (iii) Canadian wholly-owned subsidiaries 2265866 Ontario Inc., 1339480 B.C. Ltd., Millennial, and 1139948 B.C. Ltd. All intercompany transactions and balances have been eliminated.
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.
Investments in Associates
Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting.
The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

7

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At each reporting date, the Company considers whether there is objective evidence of impairment of the investments in associates. If such evidence exists, the Company determines the amount of impairment to record, if any, by reference to the recoverable amount of the investment determined in accordance with IAS 36, Impairment of Assets as described in the Company’s accounting policy for impairment of property, plant and equipment.
Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of the parent entity, Lithium Americas, as well as all subsidiaries, is the US dollar. The functional currency of the Company’s associates Minera Exar, and Exar Capital B.V. (“Exar Capital”) is the US dollar.
Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.
Non-monetary
items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.
Non-monetary
items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

8

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.
Exploration and Evaluation Assets
Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

●	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document; and

●	The status of mining leases, environmental and mining permits.
Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, and exploration expenditures performed within the geologic formation of an existing brownfield mining project are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production. After recognition, the Company uses the cost model for exploration and evaluation assets.
The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment. A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.
Property, Plant and Equipment
On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS.
Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.
Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.
Property, plant and equipment that are currently in use are depreciated as follows:

●	Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;

9

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

●	Right-of-use assets included in “Other” – depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and

●	Office equipment included in “Other” – declining balance method at 20% annual rate.
The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at least annually. The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss
.
Impairment of Property, Plant and
Equipment
Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. If an impairment indicator is identified, an impairment assessment is carried out. If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.
Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines or development projects.
Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
Non-current
assets (or disposal groups) held for sale and discontinued operations
Non-current
assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current
asset (or disposal group) is recognised at the date of derecognition.

10

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-current
assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current
assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.
The Company leases offices, buildings, equipment and cars. Lease contracts entered into by the Company

are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
Leases are recognized as a
right-of-use
asset and a corresponding liability at the date at which the leased asset is available for use by the Company.
Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
The
right-of-use
asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	variable lease payment s that are based on an index or a rate;

●	amounts expected to be payable by the lessee under residual value guarantees;

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

11

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use
assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made on or before the commencement date less any lease incentives received;

●	any initial direct costs; and

●	restoration costs.
Payments associated with short-term leases and leases of
low-value
assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
Financial Instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.
On initial recognition, financial assets are classified as and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI according to their contractual cash flow characteristics and the business models under which they are held. The Company’s investments in equity instruments are classified as FVTPL. Investments in equity instruments are held for strategic purposes and classified as long-term.
Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest; the Company’s intent is to hold these financial assets in order to collect contractual cash flows.
Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.
Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.
Derivative instruments
Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL, and recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of income (expense). Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative.

12

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivatives embedded in
non-derivative
contracts are recognized separately unless they are closely related to the host contract.
Impairment of financial assets
The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activities necessary to prepare a qualifying asset for its intended use are complete.
When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income. Capitalization of borrowing is suspended during an extended period in which active development is interrupted.
Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development
s
, such as revisions to cost estimates and to the estimated lives of the operations and are subject to formal reviews at regular intervals. The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets. These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost. Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.
Income Taxes
Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end,
adjusted for amendments to tax payable with regards to previous years.

13

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for, for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor for differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.
Share Capital
Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.
Earnings/(Loss) per Share
Basic earnings/(loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.
The diluted earnings/loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.
Equity-Based Compensation
The Company’s equity incentive plan allows the grant of restricted share units, performance share units, deferred share units and stock options. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.
Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the appropriate pricing model, including Black-Scholes option model for options and Monte Carlo simulation methodology for performance share units. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

14

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Where equity instruments are granted to
non-employees,
they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of equity instruments. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.
Critical Accounting Estimates and Judgments
Impairment of investments in associates
The application of the Company’s accounting policy for the impairment assessment of its investments in associates requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz project comprises the Company’s equity accounted investments in associates, Minera Exar and Exar Capital, which are non-publicly
traded equity investees holding interests in the underlying Cauchari-Olaroz development project, while the investment in Arena Minerals is a publicly traded equity investee with interests in several projects, the most significant being Sal de la Puna in Argentina.
Management’s assessment of whether objective evidence of impairment exists includes consideration of whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates including (i) significant financial difficulty of the associates; (ii) a breach of contract, such as a default or delinquency in payments by the associates; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna development projects; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna development projects including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. Management has performed an assessment and concluded that no
objective evidence of impairment exists as of December 31, 2022.
Impairment of Exploration and Evaluation Assets
The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2022.
Accounting for Acquisition of Millennial
The Company accounted for the January 25, 2022 acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business Combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.
Fair value of derivatives
The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the embedded derivative liability required management to make significant estimates. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.
The valuation of the convertible note embedded derivatives was completed using a partial differential equation method with Monte Carlo simulation that required significant assumptions, including expected traded instruments volatility and credit spread and estimates in relation to other inputs. Refer to Note 10 for further details on the methods and assumptions associated with measurement of the convertible note embedded derivatives.

15

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New IFRS Pronouncements
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use
In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022.
The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.
There was no impact
from
 these amendments on the Company’s 2022 financial results. It is expected that the amendments will affect the accounting related to the sale of products upon commencement of production at Cauchari-Olaroz.
Amendments to IAS 1 – Presentation of Financial Statements
In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on the Company’s financial statements.
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies
In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the
materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on the Company’s financial statements.

16

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.	CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS
Cash and cash equivalents

	December 31, 2022 $	December 31, 2021 $

Cash	38,141	137,714

Cash equivalents	156,330	372,893

Cash and cash equivalents	194,471	510,607
As at December 31, 2022, $2,010 of cash and cash equivalents were held in Canadian dollars (December 31, 2021 – $4,393), $192,116 in US dollars (December 31, 2021 – $506,214) and $345 were held in Argentine Pesos (December 31, 2021 – $Nil).
Cash equivalents include investments in guaranteed investment certificates (“GICs”) with two Canadian
 Schedule I chartered
banks

that mature
within three months from the date of acquisition and earn interest between
3%
-4.5%
per annum and investments in short-term savings and deposit accounts with five Canadian Schedule I chartered banks.
Short-term bank deposits

	December 31, 2022 $	December 31, 2021 $

Short-term bank deposits	157,631	-
As at December 31, 2022, $157,631 of short-term bank deposits were held in US dollars (December 31, 2021 – Nil) and include investments in GICs with

two
Canadian
 Schedule I chartered
 banks
. As of December 31, 2022, $25,000 matures in January 2023, $50,000 in March 2023, $25,000 in April 2023 and $55,000 in July 2023. Short-term bank deposits earn interest between
3%-4%
per annum.
Total interest
income
of $7,115 included $4,484 generated on cash and cash equivalents and $2,631 on short-term bank deposits during the twelve months ended December 31, 2022.

5.	ASSOCIATES AND OTHER INVESTMENTS
The following table summarizes the Company’s associates and other investments:

	December 31, 2022 $	December 31, 2021 $

Investment in Arena Minerals	17,276	13,033

Warrants to purchase shares in Arena Minerals	1,616	7,558

Investment in Green Technology Metals	7,451	-

Investment in Ascend Elements	5,000	-

Associates and other investments	31,343	20,591

17

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	ASSOCIATES AND OTHER INVESTMENTS (continued)

INVESTMENT IN ASSOCIATES
INVESTMENT IN ARENA MINERALS
In 2021, the Company acquired 66,226 common shares and 21,429 share purchase warrants of Arena Minerals for total consideration of CDN$18,632 ($14,758). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance.
Pursuant to the acquisition agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals if the Company maintains an ownership interest of at least a 7.5%; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains an ownership interest of at least 10%.
On November 14, 2022, the Company exercised warrants to purchase 14,590 common shares of Arena Minerals at an
exercise price of CDN$0.25 per share for aggregate
cash
consideration of $2,745.
On December 20, 2022, the Company entered into an arrangement agreement with Arena Minerals pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Arena Minerals not already owned by the Company by way of a plan of arrangement. The transaction is expected to close in April 2023.
As at December 31, 2022, the Company owned approximately 19.9% (December 31, 2021 – 17.4%) of the issued and outstanding shares of Arena Minerals.
The Company has significant influence over Arena Minerals by virtue of its current equity holdings of shares and warrants, and its nominee director to the board of Arena Minerals. As such, the investment in Arena Minerals is accounted for using the equity method. Warrants to acquire common shares of Arena Minerals are derivatives and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss.

	Common shares	Warrants

	$	$

Investment in Arena Minerals, as at December 31, 2020	-	-

Purchase of Arena Minerals shares and warrants	13,375	1,383

Share of loss of Arena Minerals	(342)	-

Gain on change in fair value of Arena Minerals warrants	-	6,175

Investment in Arena Minerals, as at December 31, 2021	13,033	7,558

Share of loss of Arena Minerals	(1,359)	-

Exercise of warrants	5,602	(2,857)

Loss on change in fair value of Arena Minerals warrants	-	(3,085)

Investment in Arena Minerals, as at December 31, 2022	17,276	1,616
The Arena Minerals warrants had an estimated fair value of $1,616 at December 31, 2022. The fair value of the warrants was estimated using a Black-Scholes valuation model with the following inputs: volatility of 66.80%, risk-free rate of 4.07%, expected dividend of 0%, and expected life of 0.56 years. A loss on fair value of $3,085 was recognized in the statement of comprehensive loss for the year ended December 31, 2022, compared to gain on fair value of $6,175 for the year ended December 31, 202
1.

18

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	ASSOCIATES AND OTHER INVESTMENTS (continued)

For the year ended December 31, 2022, the Company recognized its share of loss of $1,359 under the equity method of accounting, resulting in an investment balance of $17,276 at December 31, 2022.
OTHER INVESTMENTS

INVESTMENT IN GREEN TECHNOLOGY METALS
On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000, or approximately 5% of Green Technology Metals’ issued and outstanding shares following closing of the share placement.
As at December 31, 2022, the Company holds approximately 13,301 common shares that is 5% of the issued and outstanding shares of Green Technology Metals with an estimated fair value of $7,451 determined based on the market price of Green Technology Metals’ shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $2,564 was recognized in the statement of comprehensive loss for the year ended December 31, 2022.
INVESTMENT IN ASCEND ELEMENTS
On July 18, 2022, the Company made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion
battery recycling and engineered material company, by way of a subscription for Series
C-1
preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of

Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.
As at December 31, 2022, the Company holds approximately 806 series
C-1
preferred shares of Ascend Elements with an estimated fair value of $5,000.

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT
As at December 31, 2022, the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to Cauchari-Olaroz, which is located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to the project’s production offtake on a 49%/ 51% basis. Construction costs are also shared on the same 49%/ 51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.
In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides financing to Minera Exar for the purpose of advancing construction of Cauchari-Olaroz (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.
Loans to Minera Exar and Exar Capital
The Company has entered into loan agreements with Minera Exar and Exar Capital to fund the construction of Cauchari-Olaroz. Changes in the loans’ balances are summarized below.

$

Loans to Exar Capital, as at December 31, 2020	34,562

Loans to Exar Capital	60,270

Initial difference between the face value and the fair value of loans to Exar Capital	(29,677)

Accrued interest	5,701

Loans to Exar Capital, as at December 31, 2021	70,856

Remeasurement due to extinguishment of the loans to Exar Capital	54,991

Loans to Exar Capital	79,674

Accrued interest	17,601

Loans to Exar Capital, as at December 31, 2022	223,122

19

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Prior to 2022, loans by the Company and Ganfeng to Exar Capital were non-interest
bearing. Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.
Loans advanced prior to 2022 carry interest rates between 9.72% - 12.64% while loans advanced starting in 2022 carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative benchmark rate to the London Inter-Bank Offered Rate (“LIBOR”), which is being gradually phased out.
The
2022
amendment to the terms of the loans resulted, for accounting purposes, in an extinguishment of the pre-existing
instruments and the recognition of new loans. The effect of this change was a re-measurement
of the loan balances at January 1, 2022 from $70,856 to $125,847, which reversed the unamortized discount on the previously non-interest
bearing loans. The extinguishment gain was recorded as $54,991, of which $34,637 previously included as part of Investment in Cauchari-Olaroz
,
 was recognized as a return of investment in Cauchari-Olaroz and credited against the investment in associate and the remaining $20,354 was recorded as a gain in the Company’s statement of comprehensive loss.
During the year ended December 31, 2022, loans were provided by the Company to Exar Capital in the amount of $79,674, and by Ganfeng in the amount of $82,926.
Such loans funded the Company’s and Ganfeng’s respective 49% and 51% share of Cauchari-Olaroz construction costs. Maturity of the loans is
7
years from the date of drawdown.
In addition to the loans from shareholders, in Q4 2021 and Q1 2022, Minera Exar obtained debt financing in the form of loans totaling $50,000 from a third party to fund construction. These third-party loans are secured with a bank letter of credit arranged by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $19,600 for the loans.
In
Q4
2022, Minera Exar obtained an additional $30,000
in
debt financing from a third party secured by a letter of credit provided by Exar Capital.
Investment in Cauchari-Olaroz Project
Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$

Investment in Cauchari-Olaroz Project, as at December 31, 2020	131,394

Contribution to Investment in Cauchari-Olaroz Project	31,772

Share of income of Cauchari-Olaroz Project	25,731

Elimination of unrealized gain on intercompany transactions	(22,104)

Share of decrease in Minera Exar net assets as a result of the JEMSE Transaction	(10,512)

Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281

Remeasurement due to extinguishment of the loans to Exar Capital	(34,637)

Contribution to Investment in Cauchari-Olaroz Project	3,138

Share of loss of Cauchari-Olaroz Project	(57,016)

Elimination of unrealized gain on intercompany transactions	(26,259)

Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507

20

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina. This change in the loans’ terms resulted in an extinguishment of the se
loan
s
and the recognition of a related loss of $113,105 (net of taxes), the Company’s share of which was $50,671. Subsequent to the amendment, the revised repayment feature gives rise to the existence of an embedded derivative in the loans payable by Minera Exar
which is required to be measured at fair value at each reporting date.
Minera Exar incurred derivative losses of $21,541 (net of taxes), the Company’s share of which was $9,650 from the date of amendment to December 31, 2022. The Company’s share of other Minera Exar and Exar Capital income was $3,305 which was primarily related to deferred tax.
The following are the amounts presented in the financial statements of Minera Exar on a 100% basis as amended to reflect the Company’s accounting policies.

	December 31, 2022	December 31, 2021

	$	$

Current assets

Cash and cash equivalents	3,075	937

Other current assets	11,357	1,087

Total current assets	14,432	2,024

Non-current assets	1,200,485	783,138

Current liabilities	(113,970)	(93,509)

Non-current liabilities - loans from Exar Capital	(949,679)	(438,306)

Non-current liabilities - othe r	(36,059)	(6,271)
Net assets	115,209	247,076

	Years ended December 31,

	2022	2021

	$	$

Other losses	(207,148)	-

Income tax expense	-	(61,978)

Deferred tax recovery	75,280	81,424

Net (loss)/income	(131,868)	19,446

21

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following are the amounts presented in the financial statements of Exar Capital on a 100% basis.

	December 31, 2022	December 31, 2021

	$	$

Current assets

Cash and cash equivalents	1,180	4,616
Restricted cash used as collateral under letters of credit	15,668	-

Other current assets	16,589	583

Total current assets	33,437	5,199

Non-current assets - loans advanced to Minera Exar	617,279	438,306

Current liabilities - loans from Lithium Americas and Ganfeng	(563,652)	(353,924)

Other current liabilities	(4,197)	(479)

Other non-current liabilitie s	-	(10,441)
Net assets	82,867	78,661
Loans from Lithium Americas and Ganfeng are presented as current liabilities in the financial statements of

Exar Capital. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Americas and Ganfeng.

	Years ended December 31,

	2022	2021

	$	$

Interest income on loans from Exar Capital	58,614	40,403

Interest expense	(47,057)	-

Withholding tax expense	(7,034)	(5,157)

General and administrative expenses	(319)	(514)

Net income	4,204	34,732
The following provides a reconciliation of the summarized financial information for Minera Exar and Exar Capital to carrying value:

	Minera Exar	Exar Capital

	$	$

Net assets, December 31, 2022	115,209	82,867

Company’s share of net assets	51,614	40,605

Elimination of unrealized gain on intercompany transactions	(59,338)	-

Expenditures incurred by the Company in connection to the investee	8,626	-

Carrying value	902	40,605

22

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Minera Exar’s Commitments and Contingencies
As at December 31, 2022, Minera Exar had the following commitments (on a 100% basis):

•	Annual royalty of $200 due in May of every year and expiring in 2041.

•
Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area having terms ranging from five to thirty years. The annual fees due are $381 in 2023 and $503 between 2024 and 2061, assuming that such agreements are extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations for the project.

•	Commitments related to construction contracts of $838.

7.	MILLENNIAL ACQUISITION
On January 25, 2022, Lithium Americas completed the acquisition of Millennial through the purchase of all issued and outstanding shares of Millennial at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of $359,729. As a term of the offer, the Company paid Millennial $20,000 as reimbursement of break fees owed under the previous acquisition agreement entered into by Millennial with a third party.
The Company incurred $5,812 in other transaction costs. The transaction was accounted for as an asset acquisition.
Through Millennial, the Company owns two lithium projects in Argentina: Pastos Grandes and the Cauchari East project (“Cauchari East”, and together with Pastos Grandes, the “Millennial Projects”).
Pastos Grandes, located in the Salta province of Argentina, is a brine lithium deposit and was subject to extensive exploration and evaluation efforts pre-acquisition
by the previous owners. Cauchari East is located adjacent to Cauchari-Olaroz in the Province of Jujuy in Argentina, with only limited exploration, evaluation and permitting work completed to date.
Consideration for the purchase of Millennial is as follows:

$

Cash	105
Lithium Americas common shares	333,812

Transaction costs	25,812
Consideration given	359,729

23

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	MILLENNIAL ACQUISITION (continued)

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon fair values at the date of acquisition as set out below:

$

Cash and cash equivalents	33,636

Receivables, prepaids and deposits	999

Property, plant and equipment	4,211

Exploration and evaluation assets	338,050

Accounts payable and accrued liabilities	(17,167)

Net assets acquired	359,729

8.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other 1	Total

	$	$	$	$

Cost

As at December 31, 2020	-	1,198	2,108	3,306

Additions	-	118	3,360	3,478

Disposals	-	-	(452)	(452)

As at December 31, 2021	-	1,316	5,016	6,332

Acquisition	1,571	2,640	-	4,211

Additions	103	1,035	1,051	2,189

As at December 31, 2022	1,674	4,991	6,067	12,732

	Buildings	Equipment and machinery	Other 1	Total
	$	$	$	$

Accumulated depreciation

As at December 31, 2020	-	471	900	1,371

Depreciation for the year	-	343	582	925

Disposals	-	-	(332)	(332)

As at December 31, 2021	-	814	1,150	1,964
Depreciation for the year	106	513	1,123	1,742

As at December 31, 2022	106	1,327	2,273	3,706

	Buildings	Equipment and machinery	Other 1	Total
	$	$	$	$

Net book value

As at December 31, 2021	-	502	3,866	4,368

As at December 31, 2022	1,568	3,664	3,794	9,026
1
The “Other” category includes right of use assets with a cost of $4,452 and $1,604 of accumulated depreciation as at December 31, 2022.

2 4

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	EXPLORATION AND EVALUATION ASSETS
Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Total

	$	$	$

Total exploration and evaluation assets

As at December 31, 2021	5,640	-	5,640

Acquisition of Millennial ( N ote 7)	-	338,050	338,050

Additions	4,227	1,081	5,308

Write offs	(353)	-	(353)

As at December 31, 2022	9,514	339,131	348,645
The Company has certain commitments for royalty and other payments to be made on the Thacker Pass project and Pastos Grandes project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the respective projects.
Thacker Pass:

●	20% royalty on revenue solely in respect of uranium;

●
8% gross revenue royalty from ores extracted, mined or removed from the property up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $
22,000
; and

●	Option payments of $137.5 paid in Q4 2022, and $2,887.5 payable in 2023 to purchase water rights.
Pastos Grandes:

●	1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and

●	royalties to a maximum of 3% over net-back income, payable to the Salta Province.

10.	CONVERTIBLE NOTES
On December 6, 2021, the Company closed an offering of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

2 5

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

	Debt host	Convertible note derivative	Total

	$	$	$
Convertible notes
As at January 1, 2021	-	-	-
Convertible notes principal	157,331	101,419	258,750
Transaction costs	(5,170)	(3,329)	(8,499)
Gain on change in fair value of convertible notes derivative	-	(15,090)	(15,090)
Accrued Interest	1,300	-	1,300
Reclassification of short-term accrued interest to short-term liability	(305)	-	(305)
As at December 31, 2021	153,156	83,000	236,156
Gain on change in fair value of convertible notes derivative	-	(47,655)	(47,655)
Accrued Interest	20,496	-	20,496
Interest payment	(2,755)	-	(2,755)
Reclassification of short-term accrued interest to short-term liability	(1,770)	-	(1,770)
As at December 31, 2022	169,127	35,345	204,472
The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 64.75%, a risk-free rate of 4.13%, expected dividend of 0%, and credit spread of 9.15%. A gain on change in fair value for the twelve months ended December 31, 2022, of $47,655 was recognized in the statement of comprehensive loss. On July 15, 2022, the Company paid interest of $2,755 due under its Convertible Notes. Accrued interest for the twelve months ended December 31, 2022, of $20,496 was recognized as finance costs in the statement of comprehensive loss.
Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. The gain on change in fair value of the derivative for the twelve months ended December 31, 2022 was driven by changes in the underlying valuation assumptions, including a decrease as at December 31, 2022 compared to December 31, 2021, of the Company’s market share price from $29.12 to $18.95 and an increase in the risk-free interest rate from 1.37% to 4.13%.
A reduction/increase of the
 Company’s
share price by 10% would result in a corresponding reduction/increase of the embedded derivative value by 16.5% and 16.9% respectively.
The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15 and July 15 of each year, beginning on July 15, 2022.
Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

2 6

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

(i)	If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;

(ii)
if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;

(iii)	upon the occurrence of certain significant business events;

(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the year ended December 31
, 2022); or,

(v)	upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.
Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The initial conversion rate for the Convertible Notes will be 21.2307 shares per one thousand principal amount of Convertible Notes, equivalent to an initial conversion price of approximately $47.10 per share.
The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)
on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and

(ii)	if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

27

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

Redemption can result in exercisability of the conversion option.
Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

11.	LONG-TERM LIABILITIES

	December 31, 2022	December 31, 2021

	$	$

Current portion of long-term liabilities

Accrued interest	2,075	305

Other liabilities	1,030	604

	3,105	909

Long-term liabilities

Limited Recourse Loan Facility	-	27,915

	-	27,915

	3,105	28,824
Limited Recourse Loan Facility
In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of
6-month
LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).
In Q1 2022, the Limited Recourse Loan Facility balance
of $25,000

and accumulated interest were repaid
and cannot be reborrowed as per the terms of the facility
.
The remaining undrawn available balance under the facility is $75,000.

12.	OTHER LIABILITIES
Other liabilities consist of $2,001 in lease liabilities and $5,950 in mining co
n
tractor liability. The mining contractor liability balance includes $3,500 received by Lithium Nevada from a mining contractor pursuant to a mining design, consulting and mining operations service agreement for Thacker Pass entered into by Lithium Nevada in Q2 2019.
As an additional term of the agreement, Lithium Nevada will pay a success fee to the mining contractor of $4,650 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if a final project construction decision is not made by December 2024.
Mining design and consulting services rendered by the mining contractor to date are accrued and included in the mining contractor liability balance. Such amounts are payable on or before the earlier of December 31, 2024, or 90 days after the start of production at Thacker Pass.

2 8

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital
On January 25, 2022, the Company closed the acquisition of 100% of Millennial and issued 13,199 shares to Millennial shareholders.
On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000. Share issuance costs were $22,609.
Equity Incentive Plan
The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”); however, generally the Company has granted RSUs, PSUs and DSUs over stock options under its equity compensation program since 2018. The Plan is a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020, or 14,401 shares.
Restricted Share Units
During the year ended December 31, 2022, the Company granted 140 (2021 – 256) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,462 (2021 – $3,547) based on the market value of the Company’s shares on the grant date. As at December 31, 2022, there was $1,804 (2021 – $1,140) of total unamortized compensation cost relating to unvested RSUs. During the year ended December 31, 2022, stock-based compensation expense related to RSUs of $4,526 was charged to expenses (2021 – $2,821) out of which $3,108 (2021 – $1,374) was recorded against accrued liabilities.

2 9

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share am ou
nts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000’s)

Balance, RSUs outstanding as at December 31, 2020	2,290

Converted into shares	(191)

Granted	256

Balance, RSUs outstanding as at December 31, 2021	2,355

Converted into shares	(114)

Granted	140

Forfeited	(14)

Balance, RSUs outstanding as at December 31, 2022	2,367

Deferred Share Units
During the year ended December 31, 2022, the Company granted 23 DSUs (2021 – 24) as compensation to independent directors with a total estimated fair value of $619 (2021 – $377).

Number of DSUs (in 000’s)

Balance, DSUs outstanding as at December 31, 2020	218

Granted	24

Balance, DSUs outstanding as at December 31, 2021	242

Granted	23

Converted into common shares	(13)

Balance, DSUs outstanding as at December 31, 2022	252
Stock Options
No stock options were gran
t
ed by the Company during the year ended December 31, 2022 and 2021. Stock options outstanding and exercisable as at December 31, 2022 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at December 31, 2022 (in 000’s)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CDN$)

$4.90	160	0.0	4.90

$8.05 - $11.07	530	0.0	8.33

	690	0.0	7.54

30

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000’s)	Weighted Average Exercise Price, (CDN$)

Balance, stock options outstanding as at December 31, 2020	2,303	6.05

Exercised	(612)	(3.05)

Expired	(9)	(6.30)

Balance, stock options outstanding as at December 31, 2021	1,682	7.06

Exercised	(992)	(6.73)

Balance, stock options outstanding as at December 31, 2022	690	7.54
The weighted average share price at the time of exercise of stock options during the year ended December 31, 2022 was CDN$39.89 (2021 – CDN$20.00). During the year ended December 31, 2022, 618 (2021 – 310) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 504 (2021 – 258) shares of the
Company. Subsequent to the year ended December 31, 2022, all remaining

outstanding stock options were exercised.
Performance Share Units
73 PSUs were granted by the Company during the year ended December 31, 2022 (2021 – 162). As at December 31, 2022, there was $2,861 (2021
–
 $2,282) of total unamortized compensation cost relating to unvested PSUs.
The fair value of the PSUs is estimated on the date of grant using a valuation model based on
a
Monte Carlo simulation with the following assumptions used for the grants made during the period:

	January 28, 2022	January 4, 2021

Number of PSUs granted	73	162

Risk-free interest rate	1.39%	0.17%

Dividend rate	0%	0%

Annualized volatility	82.8%	76.0%

Peer Group average volatility	55.73%	72.2%

Estimated forfeiture rate	10.0%	10.0%

Fair value per PSU granted	41.99	19.72
In October 2022, 283 PSUs
originally awarded in 2019,
vested with
a
multiplication
ratio of 1.85. The PSUs are earned on the basis of total shareholder return relative to the return of the peer companies over four weighted performance periods: 20% in each of the first to third years of the performance period and 40% during the three-year period from the grant date.

31

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During the year ended December 31, 2022, equity compensation expense related to PSUs of $2,112 was charged to operating expenses (2021
–
$2,572). A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000’s)

Balance, PSUs outstanding as at December 31, 2020	999

Granted	162

Converted into common shares	(417)

Balance, PSUs outstanding as at December 31, 2021	744

Granted	73

Forfeited	(51)

Balance, PSUs outstanding as at December 31, 2022	766

14.	RELATED PARTY TRANSACTIONS
Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Americas:

-	Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.

-	Expenditures under the construction services contract for the Caucharí -Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $4,442 for the year ended December 31, 2022.
During the year ended December 31, 2022, director’s fees paid by Minera Exar to its president, who is also a director of Lithium Americas, totaled $75 (2021 - $74).
In Q1 2022, Minera Exar entered into a service agreement with a consortium owned 49% by a company controlled by the family of its President, who is also a director of Lithium Americas. The agreement is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term
, for total consideration of $
68,000
(excluding VAT).
The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest
bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder of the Company, are disclosed in Notes 6 and 11.
Subsequent to year-end, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services following the Company’s contemplated separation of its U.S. and Argentine business. The agreement is effective the earlier of the completion of the contemplated separation or August 1, 2023 and has an aggregate value over three years of $
3,200
.

32

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	RELATED PARTY TRANSACTIONS (continued)

Compensation of Key Management
Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Years Ended December 31,

	2022	2021
	$	$

Equity compensation	2,140	2,008

Salaries, bonuses, benefits and directors’ fees included in general and administrative expenses	5,149	2,175

Salaries, bonuses and benefits included in exploration expenditures	1,286	376

Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	1,097	813

	9,672	5,372

	December 31, 2022	December 31, 2021
	$	$

Total due to directors and executive team	3,363	671

15.	GENERAL AND ADMINISTRATIVE EXPENSES
The following table summarizes the Company’s general and administrative expenses:

	Years Ended December 31,
	2022 $	2021 $

Salaries, benefits and directors’ fees	8,684	4,215

Office and administration	4,600	2,470

Professional fees	7,553	2,410

Regulatory and filing fees	326	428

Travel	670	134

Investor relations	700	462

Depreciation	350	267

	22,883	10,386

3 3

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.	EXPLORATION AND EVALUATION EXPENDITURES
The following table summarizes the Company’s exploration and evaluation expenditures:

	Year s Ended December 31,

	2022			2021

	Thacker Pass	Millennial Projects	Total	Thacker Pass

	$	$	$	$

Engineering	25,229	-	25,229	22,775

Consulting and salaries	10,891	1,700	12,591	7,395

Permitting and environmental	3,638	5	3,643	2,390

Field supplies and other	1,528	2,673	4,201	1,048

Depreciation	1,193	199	1,392	635

Drilling and geological expenses	1,985	156	2,141	1,718

Total exploration expenditures	44,464	4,733	49,197	35,961

17.	FINANCE COSTS
The following table summarizes the Company’s finance costs:

	Years Ended December 31,

	2022	2021

	$	$

Interest on convertible notes	20,496	1,301

Interest on credit facilities	335	11,081

Other	490	1,891

	21,321	14,273

18.	FINANCE AND OTHER INCOME
The following table summarizes the Company’s finance and other income:

	Years Ended December 31,

	2022	2021

	$	$

Interest on loans to Exar Capital	17,602	3,395

Interest on cash and cash equivalents and short-term bank deposits	7,115	1,336

Other	596	434

	25,313	5,165

3 4

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.	SEGMENTED INFORMATION
The Company operates in three operating segments in three geographical areas. The Millennial Projects operating segment was added upon acquisition of these projects in Q1 2022.
The Thacker Pass and Millennial Projects are in the exploration and evaluation stage and the Cauchari-Olaroz Project is in the development stage as of December 31, 2022. The Organoclay segment, classified as a discontinued operation in 2021, was wound up in 2019 and its assets were sold in Q1 2021.
The Company’s reportable segments and corporate assets are summarized in the following tables:

	ThackerPass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $

As at December 31, 2022

Property, plant and equipment	3,936	-	4,251	839	9,026

Exploration and evaluation assets	9,677	-	338,968	-	348,645

Total assets	16,162	271,442	353,687	375,257	1,016,548

Total liabilities	(16,021)	-	(2,304)	(214,221)	(232,546)

For the twelve months ended December 31, 2022

Property, plant and equipment additions	1,836	-	234	119	2,189

Net loss	(47,236)	(44,736)	(4,179)	2,583	(93,568)

Exploration expenditures	(44,413)	-	(4,784)	-	(49,197)

Depreciation	(1,193)	-	(199)	(350)	(1,742)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $

As at December 31, 2021

Property, plant and equipment	-	3,294	-	1,074	4,368

Exploration and evaluation assets	-	5,640	-	-	5,640

Total assets	-	10,744	274,760	531,838	817,342

Total liabilities	-	(10,632)	-	(270,395)	(281,027)

For the twelve months ended December 31, 2021

Property, plant and equipment additions	-	2,896	-	582	3,478

Income from discontinued operations	122	-	-	-	122

Net income/(loss)	122	(38,847)	5,933	(5,696)	(38,488)

Exploration expenditures	-	(35,961)	-	-	(35,961)

Depreciation	-	(658)	-	(267)	(925)
The Company’s
non-current
assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $

Non-current assets (1)

As at December 31, 2022	791	12,963	402,700	416,454

As at December 31, 2021	1,074	8,934	190,114	200,122
1
Non-current
assets attributed to geographical locations exclude financial and other assets.

3 5

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.	INCOME TAXES
Income tax recognized in profit or loss is comprised of the following:

Years ended December 31,

	2022 $	2021 $

Withholding taxes accrued	-	-

Current income tax	-	-

Tax expense (recovery)	-	-
A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	Years ended December 31,

	2022 $	2021 $

Loss from continuing operations before tax	(93,568)	(38,610)

Income from discontinued operations	-	122

	(93,568)	(38,488)

Statutory tax rate	27%	27%

Expected income tax expense/(recovery) at statutory tax rate	(25,263)	(10,392)

Items not taxable for income tax purposes	9,846	(6)

Effect of lower tax rate in foreign jurisdiction	3,048	2,454

Change in unrecognized deferred tax assets and other	12,369	7,944

Tax expense	-	-

3 6

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2022 $	December 31, 2021 $

Deferred tax assets:

Tax loss carryforwards	64,198	49,360

Loans to Exar Capital	217	7,641

Exploration and evaluation assets	3,371	1,994

Financing costs	3,365	4,963

Capital assets	621	50
Investment in Green Technology Metals	346	-
Investment in Cauchari-Olaroz project	876	-

Other	501	781

Deferred tax assets	73,495	64,789

Deferred tax liabilities:

Investment in Cauchari-Olaroz project	-	(15,043)

Investment in Arena Minerals	(193)	(793)

Convertible debt	(12,360)	(4,040)

Stock based compensation	(4,845)	-

Deferred tax liabilities	(17,398)	(19,876)

Unrecognized deferred tax assets	56,097	44,913
The Company has
non-capital
loss carryforwards in Canada of $90,658 (2021 -

$85,000) expiring between 2027 – 2042 and in the US of approximately $189,144 (2021 - $125,000)
$38,756 of which
expires in 2029 – 2037

and $150,388

of which have no fixed date of expiry. The
non-capital
loss carryforwards are available to reduce taxable income in Canada and the US, respectively.

21.	FINANCIAL INSTRUMENTS
Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Warrants acquired as part of the Arena Minerals investment, common shares acquired as part of the Green Technology Metals and Ascend Elements investments and the convertible note derivative are measured at fair value on the statement of financial position on a recurring basis.

3 7

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.	FINANCIAL INSTRUMENTS (continued)

Cash and cash equivalents, receivables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at December 31, 2022, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy, Arena Minerals warrants, and convertible note derivatives are classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (refer to Note 5, 5, 10 and 5 respectively).
The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks which impact the Company’s financial instruments are described below.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing majority of its cash and cash equivalents with two major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term.
As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs.
The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2022, the Company had cash and cash equivalents and
a
short-term bank deposits balance of $352,102 to settle current liabilities of $19,645.

3 8

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,

	2023	2024	2025	2026 and later	Total

	$	$	$	$	$

Convertible senior notes	4,528	4,528	4,528	263,467	277,051

Accounts payable and accrued liabilities	16,540	-	-	-	16,540

Obligations under office leases¹	1,148	1,093	1,029	-	3,270

Other obligations¹	2,487	3,504	-	-	5,991

Total	24,703	9,125	5,557	263,467	302,852
¹
Include principal and interest/finance charges.
Market Risk
Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.
Foreign Currency Risk
The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company’s functional currency is United States dollars (“US$”) and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at December 31, 2022, the Company held $2,010 and $345 in CDN$ and ARS$ denominated cash and cash equivalents respectively.
Strengthening
/(weakening) of a US$ exchange rate versus CDN$ and ARS$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $201 and $35 respectively at December 31, 2022.

22.	CAPITAL DISCLOSURE
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going con
cern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit.
The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.
In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its Limited Recourse Loan Facility or raise additional amounts as needed and if available.

3 9

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22.	CAPITAL DISCLOSURE (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the
Company, is reasonable. There were
no
changes in the Company’s approach to capital management during the year ended December 31, 2022.

23.	SUBSEQUENT EVENT S

a)
On January 30, 2023, the Company entered into an agreement with General Motors Holdings LLC., pursuant to which GM will make a
$650,000
equity investment in two tranches (the “Transaction”). The Company has agreed to use the proceeds from the Transaction for the development of Thacker Pass. On February 16, 2023, the first tranche of
$320,000
closed, following GM’s purchase of
 15,000

common shares of the Company at

$21.34
per share. GM is now Lithium Americas’ largest shareholder and offtake partner. Upon funding of the first investment tranche, an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”) and an investor rights agreement (the “Investor Rights Agreement”) were entered into with GM. The Company expects to close the second and final tranche following the Company’s contemplated separation of its U.S. and Argentine businesses in the second half of 2023 and the satisfaction of certain conditions precedent to closing including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass. Financial advisory fees of approximately $24,000 will be payable upon completion of the GM investment tranches.

b)	On January 13, 2023, the Company paid interest of $2,264 due under its Convertible Notes.

40